Exhibit 99.1

Viomi Announces Investment Plan for Comprehensive IoT Technology Park

GUANGZHOU, China, February 28, 2020 — Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, announced this week that is has entered into a memorandum of understanding with the local government in Shunde, Guangdong Province, for a planned investment of approximately RMB1 billion, earmarked for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus. The planned facilities, consisting of Viomi’s future headquarters and IoT development and manufacturing sites, aim to enhance the Company’s supply chain capabilities and promote resource optimization. This investment and development plan will be executed with the strong support of the local government.

The Viomi IoT Technology Park will be located on an approximate 254-mu (42-acre) parcel of land and is expected to be completed in two phases over an up to ten-year period. The first phase, geared towards approximately 54 mu (9 acres), is expected to include the Company’s multi-functional headquarters, including a product experience center, research and development center, smart manufacturing center, and centralized hub for sales and customer service functions. The second phase, of approximately 200 mu (33 acres), is expected to focus on and accommodate additional product development and manufacturing facilities for the Company’s IoT products, serving as a focal point of Viomi’s expanded supply chain capabilities, while attracting more upstream and downstream corporate and business opportunities.

“This investment demonstrates our commitment to strengthening our IoT supply chain resources and provides the necessary underpinning to support manufacturing and research and development capabilities we will need, in order to thrive in the upcoming 5G and IoT era. With this new industrial park, we will be ideally positioned to capture the growing number of exciting opportunities before us over the long term,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi. “We look forward to benefiting from Shunde’s advantageous industrial environment and its local policies and further promoting the overall industrial upgrades in China’s next growth phase.”

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Cecilia Li

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com